

ANGKASA MARKETING BERHAD (41515-D)

A Member of The Lion Group


02002597

14 December 2001

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms. Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcements dated 11 December 2001, Re: Change in Boardroom/Chief Executive Officer;

b) General Announcement dated 11 December 2001, Re: Twenty-Third Annual General Meeting; and

c) General Announcement dated 11 December 2001, Re: Extraordinary General Meeting.

Please contact the undersigned if you have any queries.

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

cc Ms. Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Mr. Tom Sibens - Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14 - 02 Caltex House
Singapore 048622

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21641036



Form Version 2.0

Change in Boardroom/Chief Executive Officer

Ownership transfer to ANGKASA/EDMS/KLSE on 11-12-2001 05:48:35 PM
Reference No AA-011211-5D2FF

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Date of change	:	**11-12-2001**
* Type of change	:	**Retirement**
	:	● **Boardroom** ○ **Chief Executive Officer**
* Designation	:	**Chairman & Director**
* Directorate	:	● **Executive** ○ **Independent & Non Executive** ○ **Non Independent & Non Executive**
* Name	:	**Jen (B) Tan Sri Dato' Zain Hashim**
* Age	:	**71**
* Nationality	:	**Malaysian**
* Qualifications	:	**Y. Bhg. Jen (B) Tan Sri Dato' Zain Hashim was a graduate of the Royal Military Academy, Sandhurst, United Kingdom and Harvard University's Advanced Management Programme.**
* Working experience and occupation	:	**Y. Bhg. Jen (B) Tan Sri Dato' Zain Hashim was a retired Chief of Army in the Malaysian Armed Forces with 35 years of military experience and has more than 15 years of experience in the private sector.**
* Directorship of public companies (if any)	:	**1. Amsteel Corporation Berhad** **2. Amalgamated Containers Berhad** **3. Affin Bank Berhad** **4. Hy-Line Berhad** **5. Posim Berhad** **6. Silverstone Berhad**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Y. Bhg. Jen (B) Tan Sri Dato' Zain Hashim has a direct shareholding of 220,625 ordinary shares of RM1.00 each in the Company.**
* Compliance with Paragraph 15.02 of the Listing Requirements	:	● **Yes** ○ **No**

Remarks :

Y. Bhg. Jen (B) Tan Sri Dato' Zain Hashim who had attained the age of 70 years did not seek re-appointment at the 23rd Annual General Meeting of the Company held on 11 December 2001.

ANGKASA MARKETING BERHAD (41515-D)

Secretary



Form Version 2.0

Change in Boardroom/Chief Executive Officer

Ownership transfer to ANGKASA/EDMS/KLSE on 11-12-2001 05:46:18 PM
Reference No AA-011211-5A5D1

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Date of change	:	**11-12-2001**
* Type of change	:	**Redesignation**
	:	● **Boardroom** ○ **Chief Executive Officer**
* Previous Position	:	**Director**
* New Position	:	**Chairman & Director**
* Directorate	:	● **Executive** ○ **Independent & Non Executive** ○ **Non Independent & Non Executive**
* Name	:	**Tan Sri Cheng Heng Jem**
* Age	:	**58**
* Nationality	:	**Malaysian**
* Qualifications	:	**Catholic High School**
* Working experience and occupation	:	**He has 30 years of experience in the business operations of the Lion Group encompassing steel, motor, tyre and chemical, computer and communications, brewery, retail, distribution and trading, agricultural products and property and community development.**
* Directorship of public companies (if any)	:	**1. Amsteel Corporation Berhad** **2. Amalgamated Containers Berhad** **3. Chocolate Products (Malaysia) Berhad** **4. Lion Corporation Berhad** **5. Posim Berhad** **6. Silverstone Berhad**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**Y. Bhg. Datuk Cheng Yong Kim, a director and a major shareholder of the Company, is the nephew of Y. Bhg. Tan Sri Cheng Heng Jem.**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Y. Bhg. Tan Sri Cheng Heng Jem has a direct shareholding of 20,000 ordinary shares of RM1.00 each and an indirect shareholding of 87,892,150 ordinary shares of RM1.00 each in the Company. He is deemed to be interested in the subsidiaries of the Company by virtue of his substantial interest in the Company.**
* Compliance with Paragraph 15.02 of the Listing Requirements	:	● **Yes** ○ **No**

Remarks :

To replace the retiring Chairman, Y. Bhg. Jen (B) Tan Sri Dato' Zain Hashim, as he did not seek re-appointment at the 23rd Annual General Meeting of the Company held on 11

ANGKASA MARKETING BERHAD (41515-D)

Secretary

December 2001.

ANGKASA MARKETING BERHAD (41515-D)



....

Secretary

11 DEC 2001



Form Version 2.0

General Announcement

Ownership transfer to **ANGKASA/EDMS/KLSE** on **11-12-2001 05:46:22 PM**
Reference No **AA-011211-5A5D2**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
TWENTY-THIRD ANNUAL GENERAL MEETING

* **Contents :-**

We are pleased to inform that at the Twenty-Third Annual General Meeting of the Company held on 11 December 2001, the shareholders have approved the following :

1. the payment of a first and final dividend of 0.1 sen per share less 28% Malaysian Income Tax in respect of the financial year ended 30 June 2001; and

2. all other resolutions tabled thereat including the following ordinary resolution transacted as special business :

   Ordinary Resolution

   "That pursuant to Section 132D of the Companies Act, 1965, and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company."

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

....
Secretary

11 DEC 2001



Form Version 2.0

General Announcement

Ownership transfer to **ANGKASA/EDMS/KLSE** on **11-12-2001 05:46:24 PM**
Reference No **AA-011211-5A5D3**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● ***Announcement*** ○ **Reply to query**

* Subject :
EXTRAORDINARY GENERAL MEETING

* **Contents :-**

We are pleased to announce that the shareholders of the Company have approved the following special resolutions at the Extraordinary General Meeting of the Company held on 11 December 2001 :

SPECIAL RESOLUTION 1
PROPOSED AMENDMENT TO THE OBJECT CLAUSE OF THE MEMORANDUM OF ASSOCIATION

"That the existing Clause 32 of the Company's Memorandum of Association be deleted and substituted therefor with the following :

To receive money on deposit or loan and borrow or raise money in such manner as the Company shall think fit, and in particular by the issue of debenture, or debenture stock (perpetual or otherwise) and to secure the repayment of any money borrowed, raised or owing by mortgage, charge or lien upon all or any of the property or assets of the Company (both present and future), including its uncalled capital, and also by a similar mortgage, charge or lien to secure and guarantee the performance by the Company or any other person or company of any obligation undertaken by the Company or any other person or company as the case may be."

SPECIAL RESOLUTION 2
PROPOSED ADOPTION OF A NEW ARTICLES OF ASSOCIATION

"That the Articles of Association of the Company in the form contained in Appendix 2 of the Circular to the Shareholders dated 16 November 2001 be and are hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of all existing Articles of Association."

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

Secretary

11 DEC 2001